FORM 6-K
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Report of Foreign Issuer

Pursuant to Rule 13a-16 or 15d-16 of
 the Securities Exchange Act of 1934

For the month of May, 2004

Commission File Number: 001-12518

Banco Santander Central Hispano, S.A.
(Translation of registrant’s name into English)

Plaza de Canalejas, 1
28014 Madrid
Spain
(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F	X	Form 40-F	_______

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Yes	_______	No	X

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Yes	_______	No	X

Indicate by check mark whether by furnishing the information contained in this Form, the Registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934:

Yes	_______	No	X

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): N/A

Banco Santander Central Hispano, S.A.

TABLE OF CONTENTS

Item

1.	Statement issued on April 27, 2004, regarding press release dated March 12, 2004.

2.	Press release dated March 12, 2004, titled, “The Board of Directors Rejects the Charges against its Chairman on Decisions Unanimously Made by the Board Itself.”

ITEM 1

Press Release

Statement

Madrid, April 27, 2004 - Regarding the Order to Open Oral Proceedings issued by the Third Central Court of Instruction of the “Audiencia Nacional” (special division of the Supreme Court in Madrid) against the Chairman of this institution, Mr. Emilio Botín, and in relation to the payments made to Mr. José María Amusátegui and to Mr. Ángel Corcóstegui, the Bank defers to the press release dated March 12, 2004, disclosing the resolutions adopted by the Board of Directors on this matter, and points out that this Order has been issued despite the Public Prosecutor having requested, yet again under this same procedure, the dismissal and shelving of the charges, on the basis of the finding that they do not constitute any crime whatsoever, and that the payments effected are entirely in accordance with the law.

Comunicación Externa. Plaza de Canalejas, 1 - 28014 -MADRID. Tel.: 34 91 558 15 71 Fax: 34 91 521 33 87

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ITEM 2

Press Release

THE BOARD OF DIRECTORS REJECTS THE CHARGES
AGAINST ITS CHAIRMAN ON DECISIONS
UNANIMOUSLY MADE BY THE BOARD ITSELF

Madrid, March 12, 2004 - The Board of Directors of Banco Santander Central Hispano held an extraordinary meeting yesterday with a single item on the agenda: to analyse the situation created as a result of the proceedings being followed by the “Audiencia Nacional” (special division of the Supreme Court in Madrid) regarding the remuneration paid to José María Amusátegui and Ángel Corcóstegui on the occasion of their retirement.

The Directors unanimously expressed their indignation at the charges brought against the Chairman of the Bank, Emilio Botín, on decisions made and unanimously adopted by the Board of Directors itself, with maximum respect for the law and the Bylaws and in the interests of the Bank and its shareholders.

The Board also considers that the legal decisions made in these proceedings represent a denial of its role as the Bank’s most senior administrative body, which was defended by the Directors.

The Board was likewise informed of the appeal for the declaration of fundamental rights lodged with the Constitutional Court against the Order of the Criminal Court of the Audiencia Nacional. Such Order confirmed the decision by the Central Court of Examining Judge no. 3 agreeing to the continuation of the proceedings following the charge against the Bank’s Chairman.

The Board of Directors unanimously adopted the following resolutions:

“1.-    To confirm and ratify its resolutions of 17th April 1999, 16th August 2001, 13th February 2002 and 29th April 2002, unanimously approving the agreements signed with Mr. José Mª Amusátegui and Mr. Ángel Corcóstegui, as well as the remuneration paid to both on the occasion of their retirement, in execution of such agreements.

The Board considers that now, as then, such agreements and remunerations were strictly within the Law and the Bylaws and were made in the interests of the Bank, and therefore in the interests of all its shareholders. The Board likewise reaffirms that the amounts of such payments were in line with the market, bearing in mind furthermore the extraordinary contribution made and the scope of the responsibilities undertaken by the former Co-Chairman and Chief Executive Officer of the Bank, especially during the exceptional process following the merger of Banco Santander and Banco Central Hispano. The success of such merger, which determined the Bank’s important international position, would not have been possible without the commitment of Mr. Amusátegui and Mr. Corcóstegui.

Comunicación Externa. Plaza de Canalejas, 1 - 28014 -MADRID. Tel.: 34 91 558 15 71 Fax: 34 91 521 33 87

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  In view of the foregoing, the Board expresses its indignation at and absolute disagreement with the legal resolutions pronounced in these proceedings. Notwithstanding its due respect for the Administration of Justice, it cannot under any circumstances remain impassive at the unfounded accusation of the alleged offence brought against Mr. Emilio Botín, Mr. José Mª. Amusátegui and Mr. Ángel Corcóstegui, nor can it accept the unjustified wish to isolate the Chairman of the Bank as the only person responsible for the events with which he is unjustly charged (as is the understanding of the Office of the Public Prosecutor, defender of due process of law, on repeatedly requesting the staying of these proceedings and the dismissal of this case), attempting to ignore the existence and unanimous repeated actions of this Board of Directors.

2.-    To reaffirm that the remuneration paid to Mr. Amusátegui and Mr. Corcóstegui, (the object of these criminal proceedings) was included in the Bank’s accounts for the years 2001 and 2002, drawn up by the Board of Directors and approved by the General Shareholders’ Meeting, the supreme body of the Bank.

3.-    To support the procedural initiatives being followed and which may be followed in the future by the Chairman of the Bank in different jurisdictions (specifically, the Constitutional Court) in defence of his rights and the interests of the Bank with respect to decisions taken by this Board and considered by the General Shareholders’ Meeting to be beneficial to corporate interests.

4.-    To instruct the General Secretary of the Bank, at the time and in the form and manner he considers appropriate, to state to whomsoever it may concern that, for the reasons expressed in the aforementioned resolutions, the remuneration paid to Mr. Amusátegui and Mr. Corcóstegui (the object of these criminal proceedings) did not in any way adversely affect the Bank.”

Comunicación Externa. Plaza de Canalejas, 1 - 28014 -MADRID. Tel.: 34 91 558 15 71 Fax: 34 91 521 33 87

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SIGNATURE

     Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Banco Santander Central Hispano, S.A.

Date: May 20, 2004	By: /s/ José Antonio Alvarez
Name: José Antonio Alvarez
Title: Executive Vice President